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                               August 4, 2022

       Kenneth Tindall
       Chief Executive Officer
       Medies
       4 Fall Park Court
       Leeds, West Yorkshire
       LS13 2LP
       United Kingdom

                                                        Re: Medies
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 27, 2022
                                                            File No. 333-264308

       Dear Mr. Tindall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1.                                                   We note that Exhibit
10.6 states that "[t]his loan is unsecured, interest-free, and is payable upon demand by February
10, 2022." We also note that this statement is inconsistent with your disclosure
throughout the prospectus that "[t]his loan is unsecured, interest-free, and is payable upon demand,
but not before February 10, 2024." Please reconcile and revise the prospectus
throughout to ensure that the loans terms are consistently disclosed.
 Kenneth Tindall
FirstName  LastNameKenneth Tindall
Medies
Comapany
August     NameMedies
       4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
       You may contact Joel Parker at 202-551-3651 or Amy Geddes at 202-551-3304 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Mont E. Tanner, Esq.